Exhibit 99.B(d)(11)

Schedule E
to the
Investment Advisory Agreement
between
SEI Tax Exempt Trust
and
SEI Investments Management Corporation

This Schedule E forms a supplement to the Investment Advisory Agreement (the “Agreement”) dated April 16, 1996 between SEI Tax Exempt Trust (the “Trust”) and SEI Investments Management Corporation, f/k/a SEI Financial Management Corporation (the “Adviser”).

RECITALS

WHEREAS, the Trust and the Adviser entered into the Agreement, which sets forth the rights and obligations of the parties pertaining to the management of separate portfolios of the Trust managed by the Adviser; and

WHEREAS, the Trust approved the Adviser’s management of the California Tax Exempt Fund, Tax Free Fund, Institutional Tax Free Fund, and Pennsylvania Tax Free Fund (collectively, the “Funds”) as a “manager of managers,” in accordance with the Agreement.

AGREEMENTS

Now, therefore, the parties agree as follows:

The Trust hereby appoints the Adviser to act as investment adviser to the Funds as provided in Section 1 of the Agreement.  In making the Agreement applicable with respect to the Funds, the Agreement is being entered into severally and not jointly, as it pertains to the respective funds of the Trust, and the Trust and the Adviser intend that the numbered provisions contained in the Agreement be understood as applying separately to the Funds as if contained in, and forming, a separate agreement.

The compensation of the Adviser, determined as set forth in Article 4 of the Agreement with respect to the Funds, will be as follows:

Net Asset Value	Annual Fee
Up to $500,000,000	0.05%
Next $500,000,000	0.04%
Over $1,000,000,000	0.03%

The fees for the Tax Free, Institutional Tax Free, Pennsylvania Tax Free and California Tax Exempt Funds shall be calculated by aggregating the assets of the four portfolios, applying the above fee schedule and then allocating the fee to each of those portfolios based upon their relative net assets.

For the purposes of this fee schedule, the Advisor’s fees will be calculated based upon the net assets of the Funds, provided, however, payment to the Adviser shall not exceed payment due from the Adviser to the Sub-Adviser in accordance with the terms of the Sub-Advisory agreement for the Funds.

The date of this Schedule E is         , 2004 which shall be deemed the date upon which the Agreement has been executed with respect to the Fund.

A copy of the Declaration of Trust of the Trust is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees, and is not binding upon any of the Trustees, officers, or shareholders of the Trust individually, but is binding only upon the assets and property of the Trust.

This Schedule D may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

The parties listed below have executed this Schedule E as of the       th day of            , 2004.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule to be executed as of                            , 2004.

SEI Tax Exempt Trust	SEI Investments Management Corporation

By:	By:

Attest:	Attest: